[BankUnited Letterhead]

May 5, 2017
VIA EDGAR TRANSMISSION
Gus Rodriguez
Accounting Branch Chief, Office of Financial Services
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
 Washington, D.C. 20549
Re:	BankUnited, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 28, 2017 File No. 001-35039
Dear Mr. Rodriguez:
Set forth below is the response to the comment of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter, dated April 26, 2017, relating to the Annual Report on Form 10-K (the "Form 10-K") for the year ended December 31, 2016 filed by BankUnited, Inc. (the "Company") with the Commission on February 28, 2017.
For the Staff's convenience, the Staff's comment has been reproduced below in bold.  The headings in this letter correspond to the headings in the Staff's comment letter.
Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Financial Statements and Supplementary Data, page F-1

Note 16. Fair Value Measurements, page F-62

1.
You recognized losses of $25.6 million from non-recurring changes in the fair value of impaired loans. Please revise future filings to provide a description of the valuation technique and inputs used in the fair value measurement, including quantitative information about the significant unobservable inputs. Refer to ASC 820-10-50-2-bbb.

In response to the Staff's comment, the Company will include revised disclosure in future filings.

* * * * * *

If you have any questions with respect to the foregoing, please contact the undersigned at (786) 313-1698.
                                  Sincerely,
                                  BANKUNITED, INC.
                                  By:      /s/ Leslie N. Lunak
                                  Leslie N. Lunak
                                  Chief Financial Officer

cc:           Michelle Miller, U.S. Securities and Exchange Commission
 Brandon C. Price, Wachtell, Lipton, Rosen & Katz